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                           SIGNATURE BRANDS USA, INC.
                               7005 COCHRAN ROAD
                          GLENWILLOW, OHIO 44139-4312

                                                                   March 6, 1998
To Our Stockholders:

     On behalf of the Board of Directors of Signature Brands USA, Inc. (the 'Company'), we are pleased to inform you that, on February 28, 1998, the Company entered into an Agreement and Plan of Merger (the 'Merger Agreement') with Sunbeam Corporation and its wholly-owned subsidiary, Java Acquisition Corp., pursuant to which Java Acquisition Corp. has today commenced a cash tender offer (the 'Offer') to purchase all of the outstanding shares (the 'Shares') of the Company's Common Stock at $8.25 per share. Under the Merger Agreement, the Offer will be followed by a merger (the 'Merger') in which any remaining shares of the Company's Common Stock will be converted into the right to receive $8.25 per share in cash, without interest.

     Your Board of Directors has determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Offer and the Merger, and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including among other things, the terms and conditions of the Merger Agreement and the opinion of Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ'), the Company's financial advisor, to the effect that, as of the date of such opinion and based upon the assumptions and other matters set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger, other than affiliates of the Company, is fair to such holders from a financial point of view. Holders of Shares are urged to read the DLJ opinion in its entirety.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated March 6, 1998, of Java Acquisition Corp., together with related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          Meeta Vyas
                                          Vice Chairman and
                                          Chief Executive Officer